                                                                    EXHIBIT 1


                                      TERMINATION AGREEMENT dated as of February
                              7, 1999 (this "Agreement"), between BOSS
                                             ---------
                              INVESTMENT LLC, a Delaware limited liability company ("Investor") and BUILDING ONE SERVICES
                                        --------
                              CORPORATION, a Delaware corporation (the
                              "Company").
                               -------

     WHEREAS, the Investor and the Company are parties to the Agreement and Plan of Merger dated as of December 23, 1998 (the "Merger Agreement").
                                              ----------------

     WHEREAS, the parties desire to terminate the Merger Agreement.

     NOW, THEREFORE, in consideration of the premises and the mutual benefits to be derived from this Agreement and the representations, warranties, covenants, agreements and conditions hereinafter set forth, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   AGREEMENTS

1.1  Termination.
     -----------

     The Investor and the Company agree that the Merger Agreement is hereby terminated in accordance with Section 8.1(a) of the Merger Agreement (it being understood that the Investor will not hereafter assert a termination of the Merger Agreement under any other subsection of Section 8.1).

1.2  Press Releases; Non-Disparagement.
     ---------------------------------

        (a) The Investor and the Company agree to consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement that (i) relates to this Agreement or the transactions contemplated by the Merger Agreement or (ii) includes the name of the other party or Apollo Management, L.P. or any of its affiliates. Neither the Investor nor the Company shall issue any such press release or make any such public statement without the prior written consent of the other party unless required by law. Notwithstanding the foregoing, the Company agrees to issue prior to 9:00 a.m. on February 8, 1999, and the Investor consents to the issuance of, the press release set forth in Exhibit 1.2(a).
                                                            --------------
        (b) The Investor and the Company agree (on their own behalf and on behalf of each of their respective officers and directors) not to make or publish, or cause to be made or published, any statement or information that disparages, defames or in any way impugns the reputation of the Investor, Apollo Management, L.P., the Company or any of their respective subsidiaries or affiliates, or any employees or representatives thereof.

1.3  Financing Sources.
     -----------------

     The Investor agrees that if requested by any of the financing sources that it has worked with in connection with the transactions contemplated by the Merger Agreement, it will not object to such financing sources providing financing to the Company.

                                  ARTICLE II

                            MISCELLANEOUS PROVISIONS

2.1  Counterparts.
     ------------

     This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute one agreement.

2.2  Governing Law.
     -------------
     This Agreement shall be governed and construed in accordance with the laws of the State of Delaware.


                                 *     *     *

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                              BOSS INVESTMENT LLC

                                  /s/ Michael Gross
                              By: ____________________________
                                  Name:  Michael Gross
                                  Title: Vice-President


                              BUILDING ONE SERVICES CORPORATION

                                  /s/ F. Traynor Beck
                              By: ____________________________
                                  Name:  F. Traynor Beck
                                  Title: EVP and General Counsel

[LOGO]  BUILDING
         O.N.E
SERVICES CORPORATION                                               PRESS RELEASE
                        --------------------------------------------------------


For immediate release - February 8, 1999                 Release No. 99-002

BUILDING ONE SERVICES CORPORATION
(NASDAQ - "BOSS")                               Company
                                                Contact:   Timothy Clayton
                                                           Building One Services
                                                           Corporation
                                                           (202) 261-6000
                                                           tclayton@buyr.com



               BUILDING ONE SERVICES ANNOUNCES TENDER OFFER PLAN

 .  Mutually Terminates Transaction with Apollo Management, L.P. Affiliate over
   Proposed Transaction Amendments

 .  Announces Board Approval to Commence Tender Offer for 50% of Outstanding
   Shares and Stock Options at $25 Per Share

 .  Announces Preliminary 4th Quarter Results of $0.38 Per Diluted Share, Topping
   Analyst Consensus Estimates

 . Announces 25% Increase in Year over Year Same Unit Backlog of $693.5 million vs. $553.4 million

Washington, D.C. (February 8, 1999)--Building One Services Corporation (NASDAQ:
BOSS) today announced that it has agreed to mutually terminate its merger agreement with Boss Investment LLC, an affiliate of Apollo Management, L.P., entered into on December 23, 1998.

The merger agreement was conditioned on a number of items, including Boss Investment's comfort with arrangements with management of Building One Services regarding their stock after the recapitalization. Building One Services and Boss Investment have been unable to agree to satisfactory terms with respect to such arrangements and other matters and, therefore, have mutually terminated the merger agreement.

Building One Services also announced that its Board of Directors has approved a tender offer by the Company for approximately 23 million shares at $25 per share plus 50% of outstanding stock options. The Company expects to receive shortly a commitment letter from a major financial institution for $350 million in high-yield debt financing and $350

BUILDING ONE SERVICES CORPORATION

--------------------------------------------------------------------------------
Press Release 99-002

million in a revolving credit facility. These instruments, coupled with approximately $215 million in cash on the Company's balance sheet, will be used to effect the tender offer, which is expected to commence next week. The $700 million in outside financing is expected to be subject to a number of customary conditions, including completion of due diligence and execution of a definitive credit agreement. The tender offer is expected to be completed in April 1999.

"We are gratified that Boss Investment has agreed to release the investment bankers and commercial bankers who had conducted simultaneous due diligence so that we may proceed to negotiate directly with them concerning the proposed financing for our tender offer," said Jonathan Ledecky, Chairman and Chief Executive Officer of Building One Services.

"Our strong financial results, when coupled with improvements in the capital markets for high yield financing since December, including the completion of two high-yield debt financings by our direct competitors, is expected to enable us to move forward with the proposed tender offer," said Timothy Clayton, Executive Vice President and Chief Financial Officer of Building One Services. "This transaction provides value to our shareholders and reconfigures our balance sheet in a manner to provide a higher return on equity. In addition, this transaction will preserve a significant public float in Building One Services stock," said Clayton.

Building One Services Corporation also announced preliminary diluted earnings per share of $0.38 for the fourth quarter and $1.16 for the year ended December 31, 1998. The full year results reflect a restatement of prior quarterly results resulting from changes in the accounting treatment for certain acquisitions that were previously accounted for as pooling-of-interests transactions. Detailed financial results for the fourth quarter and full year will be released in early March following the completion of the Company's annual audit.

"We are pleased that our fourth quarter results came in above the analyst consensus estimate of $0.37 per share," said Timothy Clayton. "We are also pleased that our 1998 year-end backlog expanded 25% to $693.5 million from year ago levels of $553.4 million on a same unit basis," said Clayton.

BUILDING ONE SERVICES CORPORATION

--------------------------------------------------------------------------------
Press Release 99-002

Under the proposed tender offer, the Company is expected to utilize approximately $575 million to repurchase approximately 23 million shares out of approximately 46 million shares projected to be outstanding at the time of the tender offer. In addition, the Company expects to spend approximately $15 million to repurchase 50% of outstanding stock options. It is estimated that the Company will have approximately $20 million in financing, legal, accounting, and other one-time charges associated with the tender offer.

"Given our historical run-rate of approximately $130 million in earnings before interest, taxes, depreciation and amortization (EBITDA), our total debt to EBITDA ratio would be approximately 3.0x and our EBITDA to debt service ratio would be approximately 3.25x following the proposed tender offer financing. These ratios should enable us to secure a significant credit facility to allow us to continue our acquisition program, satisfy our projected earnout payment requirements and provide for appropriate capital expenditures for the coming fiscal year," said Clayton.

Building One Services Corporation is a leader in the facilities services industry and has a corporate goal of becoming a national single-source provider of facilities services. Facility services companies provide many products and services needed for the routine operation and maintenance of a building. Building One Services currently has annualized revenues of approximately $1.2 billion and has acquired companies in the electrical, mechanical and janitorial segments of the facilities services industry.

The press release contains forward-looking statements. Such statements relate to, among other things, the transactions contemplated by the tender offer; the ability to secure the financing for the tender offer; the level of indebtedness to be incurred by the Company; the ability to finance acquisitions; the future earnings of the Company; and the Company's acquisition program. Any or all of our forward-looking statements in this press release or in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including, without limitation, the following: the risks associated with significant indebtedness, the dependence on key personnel of the Company and hourly wage and technical employees; risks related to the Company's consolidation strategy; its ability to complete acquisitions and the continuing consolidation in the industry; the ability to integrate acquisitions; risks related to acquisition financing, including potential dilution; possible significant amortization charges; exposure to downturns in commercial and industrial construction; substantial competition; and other factors affecting the Company's prospects described in the Company's most recent Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 3, 1998 and its other public filings.

BUILDING ONE SERVICES CORPORATION

--------------------------------------------------------------------------------
Press Release 99-002


Building One Services Corporation will hold a conference call on Monday, February 8, 1999 at 9:30 a.m. Eastern time. To participate in the call from the United States, dial in on 1-800-650-8824. For all callers outside of the United States, dial in on 703-736-7228. All callers should ask to be included in the "Building One Services Corporation Conference Call."


                                     -End-